Exhibit 99.4

IMPERIAL TOBACCO GROUP PLC

Annual Information Updated for the 12 months to 13 December 2007.

In accordance with Prospectus Rule 5.2, the following has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1.  RIS Announcements

The following UK regulatory announcements have been made via a Regulatory Information Service.  A copy of these announcements can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews or from the Company’s website www.imperial-tobacco.com

19.12.2006	Annual Information Update for the 12 months to 18 December 2006
22.12.2006	Voting Rights and Capital
02.01.2007	Confirmation of Board Changes
10.01.2007	Notification of Major Interests in Shares
19.01.2007	Voting Rights and Capital
30.01.2007	AGM Trading Statement
31.01.2007	AGM Result
31.01.2007	Director/PDMR Shareholding
31.01.2007	Director Declaration
05.02.2007	Document re. Resolutions passed at ITG’s AGM on 30.1.07
08.02.2007	Acquisition
12.02.2007	Director/PDMR Shareholding
12.02.2007	Document re. Form 20-F
13.02.2007	Director/PDMR Shareholding
13.02.2007	Director Declaration
14.02.2007	Director/PDMR Shareholding
20.02.2007	Director/PDMR Shareholding
23.02.2007	Director/PDMR Shareholding
27.02.2007	Notification of Major Interests in Shares
02.03.2007	Director Declaration
15.03.2007	Approach to Altadis SA
16.03.2007	Notification of Major Interests in Shares
19.03.2007	Notification of Major Interests in Shares
21.03.2007	Trading Update
22.03.2007	Notification of Major Interests in Shares
02.04.2007	Completion of Acquisition
10.04.2007	Revised Proposal to Altadis SA
23.04.2007	Notification of Major Interests in Shares
01.05.2007	Interim Results
25.05.2007	Notification of Major Interests in Shares
04.06.2007	Director Declaration
11.06.2007	Director/PDMR Shareholding
13.06.2007	Copy of Interim 2007 Report and related documents submitted to UK Listing Authority
14.06.2007	Director Declaration
27.06.2007	Board Update
28.06.2007	Directors Declaration
18.07.2007	Proposed Offer
19.07.2007	Circular relating to the proposed acquisition of Altadis SA
30.07.2007	Non-Executive Directors’ Purchase of Shares
01.08.2007	Director/PDMR Shareholding

13.08.2007	Extraordinary General Meeting - Poll
15.08.2007	Extraordinary General Meeting - Resolutions
15.08.2007	Notification of announcement dates
15.08.2007	Directors Dealing
17.08.2007	Directors/PDMR Shareholding
05.09.2007	Notification of Major Interests in Shares
17.09.2007	Directors/PDMR Shareholding
19.09.2007	Trading Update
21.09.2007	Notification of Major Interests in Shares
12.10.2007	Directorate Declaration
18.10.2007	EU Commission Approval
30.10.2007	Preliminary Announcement
01.11.2007	Director/PDMR Shareholding
01.11.2007	Director/PDMR Shareholding
07.11.2007	Regulatory Approval
09.11.2007	Notification of Major Interests in Shares
14.11.2007	Imperial Tobacco Group PLC - Altadis SA Board Recommends Offer by Imperial Tobacco Group PLC and Convenes EGM
21.11.2007	Master Settlement Agreement Application Approved
26.11.2007	Notice of Submission of the Annual Report & Accounts, Summary Financial Statement and AGM Notice to UKLA
05.12.2007	Notification of Major Interests in Shares
06.12.2007	Director/PDMR Shareholding
07.12.2097	Notice of Submission of Form 20-F, Annual Report for the fiscal year ended 30.9.07 to UKLA

2.  Documents filed at Companies House

The Company has also made the following filings with Companies House.  Copies of these documents can be obtained from Companies House -Companies House, Crown Way, Maindy, Cardiff CF14 3UZ, telephone: 0870 3333 636, email at enquiries@companieshouse.gov.uk or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

02.01.2007	288b in respect of the retirement of a director
02.01.2007	169(1B) Return by a public company purchasing its own shares for holding in treasury
09.01.2007	169(1B) Return by a public company purchasing its own shares for holding in treasury
26.01.2007	288c in respect of the change of service address of a director
06.02.2007	ITG Directors Report and Accounts for the period ending 30.9.06
16.02.2007	288b in respect of the resignation of a director
21.06.2007	363a Annual Return
04.07.2007	288b/3 x 288a in respect of the resignation/appointments of a director(s)
27.07.2007	288c in respect of the change of address of the Company Secretary
14.08.2007	Resolutions passed at its Extraordinary General Meeting on 13.8.07
11.09.2007	723 (change) in respect of the change of Usual Residential Address
18.10.2007	Duplicate Form 123
24.10.2007	288c in respect of the change of address of a director

3.  Documents Published and sent to Shareholders

The Imperial Tobacco Group PLC Annual Report and Accounts 2007 and ancillary documents (which were filed with the UKLA Document Viewing Facility on 26 November 2007) can be

found on the Company’s website (www.imperial-tobacco.com), as can the Company’s Interim Report which was filed with the UKLA Document Viewing Facility on 13 June 2007.

05.02.2007	Re. AGM Resolutions
12.02.2007	Document re. Form 20-F fiscal year ended 30 September 2006
13.06.2007	Document re. Interim Report
18.07.2007	Circular re. Altadis
14.08.2007	Re. EGM Resolutions
26.11.2007	Report and Accounts 2006/2007
07.12.2007	Document re. Form 20-F fiscal year ended 30 September 2007

The company has also made the following filings with the Comision Nacional del Mercado de Valores, the Spanish Securities and Exchange Commission. Full details of these filings can be viewed at: www.cnmv.es

18.07.2007	Relevant fact (hecho relevante) in relation to the proposed offer by Imperial Tobacco Overseas Holdings (3) Limited for Altadis S.A.
18.07.2007	Relevant fact (hecho relevante) confirming Imperial Tobacco Overseas Holdings (3) Limited has not made any decision regarding Logista S.A.
13.08.2007	Relevant fact (hecho relevante) acquisition approval granted by Imperial Tobacco shareholders at Imperial EGM
18.10.2007	Relevant fact (hecho relevante) confirming Phase (1) approval by the European Commission
30.10.2007	Explanatory Prospectus and Annexes in relation to the takeover bid by Imperial Tobacco Overseas Holdings (3) Limited for Altadis S.A.

The company has also made the following filings with the Autorite des Marches Financiers in France. Full details of these filings can be viewed at: www.amf-france.org

30.10.2007	Explanatory Prospectus and Annexes in relation to the takeover bid by Imperial Tobacco Overseas Holdings (3) Limited for Altadis S.A.
07.11.2007	Announcement confirming CNMV Approval.

4.  Documents filed with the Securities and Exchange Commission

The Company has submitted filings (including Form 20-F, Forms 6-K and Forms S-8) to the Securities and Exchange Commission in the United States of America by virtue of its shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at:

http://www.sec.gov/edgar/searchedgar/companysearch.html

using the company’s Ticker Symbol “ITY”.

Further information is available regarding the Company and its activities via the Company’s website: www.imperial-tobacco.com

In accordance with Section 5.2.7 Prospectus Rules, we confirm that to the best of our knowledge the information relating to the Company referred to above is up-to-date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

A copy of this Annual Information Update can be obtained from the Company’s registered office:

Imperial Tobacco Group PLC

P O Box 244

Upton Road

Bristol  BS99 7UJ

For further information, please contact

Trevor Williams   Deputy Company Secretary   +44 (0) 117 963 6636

14 December 2007